

07005518

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53154

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Giuliani Capital Advisors, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Times Square
(No. and Street)

New York, (City) New York (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. John Grafer (212) 931-7295
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street (Address) New York (City) N.Y. (State) 10004 (Zip Code)

PROCESSED
APR 11 2007
THOMSON FINANCIAL

RECEIVED
MAR 0 1 2007
SEC MAIL PROCESSING SECTION WASH. D.C. 202

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/29/07

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Grafer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Giuliani Capital Advisors, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DENISE A COLTON
Notary Public, State of New York
No. 01CO6138260
Qualified in New York County
Term Expires December 19 2009

Signature

Chief Financial Officer
Title

Denise A. Colton 2/20/07
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Member of
Giuliani Capital Advisors, LLC

We have audited the accompanying statement of financial condition of Giuliani Capital Advisors, LLC (the "Company") as December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Giuliani Capital Advisors, LLC as December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 21, 2007

60 Broad Street
25th Floor
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

GIULIANI CAPITAL ADVISORS, LLC

December 31, 2006

Giuliani Capital Advisors LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS

Cash and cash equivalents	$16,952,038
Accounts receivable, net	2,122,077
Computer, office and other equipment, at cost, less accumulated depreciation and amortization	1,647,319
Goodwill	1,399,794
Intangible assets, net of amortization	47,917
Prepaid expenses and other assets	1,509,539
	$23,678,684

LIABILITIES AND MEMBERS' CAPITAL

Accrued variable compensation	$ 8,152,667
Accounts payable and other accrued expenses	894,354
Retainers received and deferred revenue	2,061,130
Lease obligations	319,521
Due to Ernst & Young LLP	342,765
Due to Giuliani Partners LLC	12,261
	11,782,698
Commitments and contingencies	-
Members' capital	11,895,986
	$23,678,684

The accompanying notes are an integral part of this statement.

Giuliani Capital Advisors LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

NOTE A - GENERAL BUSINESS

Giuliani Capital Advisors is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company was organized as a limited liability company under the laws of the state of Delaware. As such, its members' liability in the Company's obligations and debts shall be limited to the amount of the members' capital contributions. The Company's managing member is Giuliani Partners ("GP"), a Delaware limited liability partnership.

The Company provides financial advisory services to institutional clients regarding capital markets, mergers and acquisitions and restructuring advisory services. The Company does not carry securities accounts for customers or perform custodial actions for customers' securities.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. *Cash and Cash Equivalents*

Cash and cash equivalents include cash in bank accounts and short-term investments with maturities of less than 30 days.

Cash on deposit with banks at December 31, 2006 exceeded federally insured limits.

2. *Accounts Receivable*

The Company uses the allowance method to establish a reserve for doubtful accounts equal to the estimated uncollectible amounts. The Company's estimate is based on historical collection experience and a review of the current status of engagements and related accounts receivable. The reserve is reviewed periodically by management, and it is subject to change.

3. *Fixed Assets*

Fixed assets primarily consist of office equipment and furniture, information technology hardware and software, and leasehold improvements. Fixed assets are reported at historical cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over its estimated useful life, while leasehold improvements are amortized over the lesser of the improvement's estimated economic useful life or the term of the lease. Maintenance and repair costs are expensed as incurred.

NOTE B (continued)

4. *Revenue Recognition*

Revenue (which includes expenses billed to clients) for certain engagements is generally recognized as earned, on a time and materials basis, as the work is performed. Revenue for other engagements is recognized when services have been performed or at the agreed-upon intervals and at the amounts agreed upon with the clients.

5. *Retainers Received*

Retainers received consist principally of creditable retainers paid by clients and held by the Company on their behalf. In the event that client invoices are unpaid in whole or in part, such amounts are deemed to have been paid out of the retainer.

6. *Income Taxes*

The Company is a limited liability company. The operations of the Company will be included in the taxable income of the members.

7. *Capital Leases*

Assets held under capital leases are recorded at the lower of the net present value of the minimum lease payments or the fair value of the leased asset at inception of the lease. Amortization expense is computed using the straight-line method over the shorter of the estimated useful lives of the assets or the period of the related lease.

8. *Internally Developed Software*

As required by SOP 98-1, with respect to its new information technology system, the Company capitalized the costs incurred during the application development stage. Those costs include expenses incurred to design the system, configure software, design interfaces and coding, and carry out installation and testing. Capitalized development costs are amortized over various periods up to five years.

Costs incurred during the migration project along with post-implementation stages that relate to the monitoring and maintenance of the system are expensed as incurred. The capitalization and ongoing assessment of recoverability of development costs require judgment by management with respect to certain external factors, including, but not limited to, technological and economic feasibility, and estimated economic life. For the year ended December 31, 2006, the Company did not capitalize any information technology system design and software development costs.

NOTE B (continued)

9. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - GOODWILL AND OTHER INTANGIBLES

In 2004, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." Under SFAS No. 142, goodwill and indefinite-lived intangible assets are no longer amortized. Instead, these assets are tested annually for impairment. Other intangible assets are amortized over their useful lives. As of December 31, 2006, goodwill and other intangible assets of $1,447,711 were comprised of goodwill of $1,399,794 and intangible assets of $47,917.

The goodwill is related to the November 30, 2004 purchase of the Company by Giuliani Partners. The Company has reviewed its goodwill in accordance with SFAS No. 142 and determined that the fair value of the Company to which the goodwill relates exceeds the carrying value of the Company. Accordingly, no goodwill impairment loss has been recognized.

NOTE D - RELATED PARTY TRANSACTIONS

On September 1, 2001, the Company and its prior owner, Ernst & Young LLP ("E&Y"), entered into a "Services Agreement" (the "Agreement") whereby the Company engaged E&Y to provide certain services on the Company's behalf. Per the Agreement, payment for the services was negotiated on an arm's-length basis. In addition to payment for the services, E&Y was entitled to reimbursement of its reasonable out-of-pocket expenses incurred in providing the services. The services provided under the Agreement included rent and facilities support, technology, employee benefits, information services, accounting, legal counsel, new business development and office support, printing and duplicating, etc. The Agreement has since terminated. However, the Company continues to sublease office space from E&Y in certain locations.

At December 31, 2006, there was a balance due to E&Y of $342,765 for services provided.

NOTE D (continued)

The Company entered into an agreement with GP to provide management advisory services for the ongoing operation of the Company.

The Company also contracts with Giuliani Security & Safety LLC to provide background investigation services on potential clients as well as prospective employees. Giuliani Security & Safety LLC is an affiliate of Giuliani Partners. As of December 31, 2006, there was no outstanding balance payable to Giuliani Security & Safety LLC.

NOTE E - COMPUTER, OFFICE AND OTHER EQUIPMENT

A summary of computer, office and other equipment is as follows:

	2006
Office equipment	$ 80,069
Furniture and fixtures	236,382
Leasehold improvements	759,691
Telecommunication and technology equipment	649,848
Information technology system and design development	870,856
Less accumulated depreciation and amortization	(949,527)
Computer, office and other equipment, net	$1,647,319

NOTE F - NET CAPITAL REQUIREMENT

As a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act") and member of the NASD, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule") of the Act. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. Net capital changes from day to day, but, as of December 31, 2006, the Company had net capital of $5,071,779, which exceeded minimum net capital requirements by $4,821,779.

NOTE G - COMMITMENTS AND CONTINGENCIES

1. *Operating Subleases and Leases*

As discussed in Note D above, the Company has entered into several operating sublease agreements with E&Y for two of its office facilities. These subleases expire during 2007. The subleases obligate the Company to pay the subtenant's percentage of the base rent, found in E&Y's Master Leases. In addition, the subleases also obligate the Company to pay for a portion of E&Y's operating costs, consisting of maintenance and repairs, taxes, electricity, other utilities, management fees and insurance. The Company has also entered into operating leases with other entities for three of its office facilities.

Future minimum base rental payments required under subleases for premises are as follows:

Year ending December 31,	
2007	$1,358,801
2008	697,260
2009	531,261
2010	594,509
2011	38,349
	$3,220,180

2. *Legal Matters*

The Company is subject to legal actions arising in the ordinary course of its business. In the opinion of management, the ultimate outcome of the legal actions will not have a material affect on the Company's financial position.

3. *401(k) Plan*

The Company's employees are eligible to participate in GCA's 401(k) plan after two months of service. The Company's 401(k) plan is a defined contribution plan, subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). After one year of service, the Company matches 50% up to 6% of the participant's contribution per pay period. Participants are fully vested in their contributions and the firm-directed contributions immediately.

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com

END